SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 11

CUSIP NO. 31188V100	13 G	Page 2 of 12

1	NAME OF REPORTING PERSON	August Capital VI, L.P. (“August VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,861,425 shares*, except that August Capital Management VI, L.L.C. (“ACM VI”), the general partner of August VI, may be deemed to have sole power to vote these shares, and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”), the members of ACM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
5,861,425 shares*, except that ACM VI, the general partner of August VI, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,861,425
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.0%
12	TYPE OF REPORTING PERSON	PN

* Represents 5,861,425 shares of Class B Common Stock held directly by August VI. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 5,861,425 shares of Class B Common Stock held by August VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 6.3%.

CUSIP NO. 31188V100	13 G	Page 3 of 12

1	NAME OF REPORTING PERSON	August Capital VI Special Opportunities, L.P. (“August VI SO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,909,036 shares*, except that ACM VI, the general partner of August VI SO, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
4,909,036 shares*, except that ACM VI, the general partner of August VI SO, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,909,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.1%
12	TYPE OF REPORTING PERSON	PN

* Represents 4,909,036 shares of Class B Common Stock held directly by August VI SO. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,909,036 shares of Class B Common Stock held by August VI SO). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.2%.

CUSIP NO. 31188V100	13 G	Page 4 of 12

1	NAME OF REPORTING PERSON	August Capital Management VI, L.L.C. (“ACM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO.  ACM VI, the general partner of August VI and August VI SO, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POW ER See response to row 5.
	7

SOLE DISPOSITIVE POWER
10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO.  ACM VI, the general partner of August VI and August VI SO, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,770,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.5%
12	TYPE OF REPORTING PERSON	OO

* Represents an aggregate of 10,770,461 shares of Class B Common Stock held directly by August VI and August VI SO, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 10,770,461 shares of Class B Common Stock held by August VI and August VI SO, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 11.5%.

CUSIP NO. 31188V100	13 G	Page 5 of 12

1	NAME OF REPORTING PERSON	W. Eric Carlborg (“Carlborg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 55,788 shares
6	SHARED VOTING POWER
		10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO. ACM VI is the general partner of August VI and August VI SO, and Carlborg, a member of ACM VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 55,788 shares
8	SHARED DISPOSITIVE POWER
		10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO. ACM VI is the general partner of August VI and August VI SO, and Carlborg, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,826,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.6%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 10,770,461 shares of Class B Common Stock held directly by August VI and August VI SO, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 10,770,461 shares of Class B Common Stock held by August VI and August VI SO, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 11.6%.

CUSIP NO. 31188V100	13 G	Page 6 of 12

1	NAME OF REPORTING PERSON	Howard Hartenbaum (“Hartenbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 76,012 shares
	6

SHARED VOTING POWER
10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO.  ACM VI is the general partner of August VI and August VI SO, and Hartenbaum, a member of ACM VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 76,012 shares
8	SHARED DISPOSITIVE POWER
		10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO. ACM VI is the general partner of August VI and August VI SO, and Hartenbaum, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,846,473
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.6%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 10,770,461 shares of Class B Common Stock held directly by August VI and August VI SO, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 10,770,461 shares of Class B Common Stock held by August VI and August VI SO, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 11.6%.

CUSIP NO. 31188V100	13 G	Page 7 of 12

1	NAME OF REPORTING PERSON	David M. Hornik (“Hornik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 81,596 shares
	6

SHARED VOTING POWER

10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO.  ACM VI is the general partner of August VI and August VI SO, and Hornik, a member of ACM VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 81,596 shares
	8

SHARED DISPOSITIVE POWER

10,770,461 shares*, of which 5,861,425 are directly owned by August VI and 4,909,036 are directly owned by August VI SO.  ACM VI is the general partner of August VI and August VI SO, and Hornik, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,852,057
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.6%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 10,770,461 shares of Class B Common Stock held directly by August VI and August VI SO, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 10,770,461 shares of Class B Common Stock held by August VI and August VI SO, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 11.6%

CUSIP NO. 31188V100	13 G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Fastly, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

475 Brannan Street, Suite 300

San Francisco, California 94107

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by August Capital VI, L.P., a Delaware limited partnership (“August VI”), August Capital VI Special Opportunities, L.P. (“August VI SO”), August Capital Management VI, L.L.C., a Delaware limited liability company (“ACM VI”), and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ACM VI, the general partner of August VI and August VI SO, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August VI and August VI SO.

Carlborg, Hartenbaum and Hornik are members of ACM VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by August VI and August VI SO.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

August Capital

PMB #456

600 4th Street

San Francisco, California 94107

ITEM 2(C).	CITIZENSHIP

August VI and August VI SO are Delaware limited partnerships. ACM VI is a Delaware limited liability company. Carlborg, Hartenbaum and Hornik are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 31188V100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2019 (based on 39,374,444 shares of Class A Common Stock and 54,280,132 shares of Class B Common Stock of the issuer outstanding as of November 6, 2019 as reported by the issuer on Form 10-Q for the period ended September 30, 2019 and filed with the Securities and Exchange Commission on November 8, 2019).

CUSIP NO. 31188V100	13 G	Page 9 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of August VI and August VI SO, and the limited liability company agreement of ACM VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 31188V100	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

AUGUST CAPITAL VI, L.P., a Delaware Limited Partnership

AUGUST CAPITAL VI SPECIAL OPPORTUNITIES, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

W. ERIC CARLBORG
HOWARD HARTENBAUM
DAVID M. HORNIK

	By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 31188V100	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 31188V100	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Fastly, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 6, 2020

AUGUST CAPITAL VI, L.P., a Delaware Limited Partnership

AUGUST CAPITAL VI SPECIAL OPPORTUNITIES, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

W. ERIC CARLBORG
HOWARD HARTENBAUM
DAVID M. HORNIK

	By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.